Filed by Prenetics Global Limited
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Artisan Acquisition Corp.
Commission File No.: 001-40411

December 2021 Analyst Day Presentation

Disclaimer 2 This Presentation has been prepared by Artisan Acquisition Corp. (“SPAC”) and Prenetics Group Limited (the “Company”) in connection with a potential business combination involving SPAC and the Company (the “Transaction”) and is preliminary in nature and solely for information purposes and must not be relied upon for any other purpose. This Presentation does not constitute (i) an offer or invitation for the sale or purchase of the securities, assets or business described herein or a commitment of the Company or SPAC with respect to any of the foregoing or (ii) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction, and this Presentation shall not form the basis of any contract, commitment or investment decision and does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933 (the “Securities Act”) for offers and sales of securities that do not involve a public offering. This Presentation does not purport to contain all information that may be required or relevant to an evaluation of the Transaction, and you will be responsible for conducting any investigations and analysis that you deem appropriate and for seeking independent advice as to the legal, tax, accounting, financial, credit and other related advice with respect to the Transaction. SPAC and the Company reserve the right to amend or replace this Presentation at any time but none of SPAC and the Company, their respective subsidiaries, affiliates, legal advisors, financial advisors or agents shall have any obligation to update or supplement any content set forth in this Presentation or otherwise provide any additional information to you in connection with the Transaction should circumstances, management’s estimates or opinions change or any information provided in this Presentation become inaccurate. Forward-Looking Statements This Presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward- looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon current estimates and forecasts and reflect the views, assumptions, expectations, and opinions of SPAC and the Company as of the date of this Presentation, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to us. Some of these factors include, but are not limited to: the success of the new product or service offerings of the Company and its subsidiaries (the “Group”), the Group’s ability to attract new and retain existing customers, competitive pressures in the industry in which the Group operates, the Group’s ability to achieve profitability despite a history of losses, the Group’s ability to implement its growth strategies and manage its growth, the Group’s ability to meet consumer expectations, the Group’s ability to produce accurate forecasts of its operating and financial results, the Group’s internal controls, fluctuations in foreign currency exchange rates, the Group’s ability to raise additional capital, media coverage of the Group, changes in the regulatory environments of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain senior management and skilled employees, the success of the Group’s strategic alliances and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to protect its brand and reputation, the Group’s ability to protect its intellectual property, potential and future litigation that the Group may be involved in, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Transaction. The foregoing list of factors is not exhaustive. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In light of these factors, risks and uncertainties, any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of this Presentation and the “Risk Factors” section of the proxy statement/prospectus on Form F-4 relating to the Transaction, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), and other documents filed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. SPAC and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, or assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause the Company’s actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition. In addition, the analyses of SPAC and the Company contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, SPAC or any other entity. There may be additional risks that neither SPAC nor the Company presently know or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s and SPAC’s assessment as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Industry and Market Data This Presentation also contains information, estimates and other statistical data derived from third party sources (including Frost & Sullivan). Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, and Frost & Sullivan cannot guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. Neither SPAC nor the Company has independently verified such third party information, and makes no representation, express or implied, as to the accuracy, completeness, timeliness, reliability or availability of such third party information. SPAC and the Company may have supplemented such information where necessary, taking into account publicly available information about other industry participants. Use of Projections and Historical Financial Information The 2019 and 2020 historical financial data included in this Presentation has been derived from Prenetics Limited’s 2019 and 2020 financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to updates based on an ongoing external audit in accordance with the Public Company Accounting Oversight Board standards. In addition, the Company’s quarterly financial data included in this Presentation is based on financial data derived from the Company’s management accounts that have not been reviewed or audited and are subject to further review and updates. This Presentation contains ﬁnancial forecasts for the Company with respect to certain ﬁnancial results for the Company’s ﬁscal years 2021 through 2025 for illustrative purposes. Neither SPAC’s nor the Company’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective ﬁnancial information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective ﬁnancial information. While such information and projections are necessarily speculative, SPAC and the Company believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective ﬁnancial information. Inclusion of the prospective ﬁnancial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective ﬁnancial information will be achieved. All subsequent written and oral forward-looking statements concerning the Company and SPAC, the Transaction or other matters and attributable to the Company and SPAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Non-IFRS Financial Measures This Presentation also includes references to non-IFRS financial measures, such as the Company’s Adjusted EBITDA for 2019 and 2020. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS. SPAC and the Company believe these non-IFRS measures of ﬁnancial results provide useful information to management and investors regarding certain ﬁnancial and business trends relating to the Company’s ﬁnancial condition and results of operations. SPAC and the Company believe that the use of these non-IFRS ﬁnancial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s ﬁnancial measures with other similar companies, many of which present similar non-IFRS ﬁnancial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. These non-IFRS ﬁnancial measures are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS ﬁnancial measures. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Additional Information In connection with the Transaction, Prenetics Global Limited (“PubCo”) has filed with the SEC a registration statement on Form F-4 (the “Registration Statement”) that includes a prospectus with respect to PubCo’s securities to be issued in connection with the Transaction and a proxy statement with respect to the shareholder meeting of SPAC to vote on the Transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to all SPAC shareholders as of a record date to be established for voting on the Transaction and other matters as may be described in the Registration Statement. The Company and SPAC will also file other documents regarding the Transaction with the SEC. SPAC shareholders and other interested persons are urged to carefully read the proxy statement/prospectus and any other relevant documents filed or that will be filed with the SEC in connection with the Transaction as they become available because, among other things, they will contain updates to the financial, industry and other information herein as well as important information about SPAC, the Company, PubCo and the Transaction. Shareholders will be able to obtain a free copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC, without charge, at the SEC’s website located at www.sec.gov. Participants in the Solicitation SPAC, the Company and PubCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Transaction. Information about the directors and executive officers of SPAC and their ownership is set forth in SPAC’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of SPAC shareholders in connection with the Transaction are or will be set forth in the Registration Statement. You may obtain free copies of the Registration Statement, including the proxy statement/prospectus, as described in the preceding paragraph. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the Transaction when it becomes available. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but such references are not intended to indicate, in any way, that SPAC or the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Neither SPAC, the Company, nor any of their respective directors, officers, employees, affiliates, advisors, representatives or agents, make any representation or warranty of any kind, express or implied, as to the value that may be realized in connection with the Transaction, the legal, regulatory, tax, financial, accounting or other effects of the Transaction or the accuracy or completeness of the information contained in this Presentation, and none of them shall have any liability based on or arising from, in whole or in part, any information contained in, or omitted from, this Presentation or for any other written or oral communication transmitted to any person or entity in the course of its evaluation of the Transaction, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special or consequential damages, costs, expenses, legal fees or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. By accepting this Presentation, the recipient will be deemed to have acknowledge and agreed to the foregoing.

Presenters 3 Danny Yeung Group CEO & Co-Founder Ben Cheng CEO of Artisan Acquisition Corp. Stephen Lo, CPA, CFA Chief Financial Officer Mike Ma, PhD Chief R&D Officer Frank Ong, MD Chief Medical officer Avi Lasarow CEO – EMEA

# Today's Agenda

| Time | Duration | Topic | Speaker |
|---|---|---|---|
| 8:00-8:10am HKT<br>7:00-7:10pm EST | 10 min | Opening Remarks | **Danny Yeung**<br>*Group CEO & Co-Founder* |
| 8:10-8:20am HKT<br>7:10-7:20pm EST | 10 min | Artisan's Investment Thesis | **Ben Cheng**<br>*CEO of Artisan Acquisition Corp* |
| 8:20-8:45am HKT<br>7:20-7:45pm EST | 25 min | Vision and Business Updates<br>Prenetics EMEA Overview | **Danny Yeung**<br>*Group CEO & Co-Founder*<br>**Avi Lasarow**<br>*CEO – EMEA* |
| 8:45-9:25am HKT<br>7:45-8:25pm EST | 40 min | Product Pipeline and Technology | **Mike Ma, PhD**<br>*Chief R&D Officer*<br>**Frank Ong, MD**<br>*Chief Medical officer* |
| | | *10 Minute Break* | |
| 9:35-9:55am HKT<br>8:35-8:55pm EST | 20 min | Financial Summary | **Stephen Lo**<br>*Chief Financial Officer* |
| 9:55-10:25am HKT<br>9:55-9:25pm EST | 20 min | Commercialization and Strategy (Live Product Demo) | **Danny Yeung**<br>*Group CEO & Co-Founder* |
| 10:25-11:00am HKT<br>9:25-10:00pm EST | 35 min | Closing Remarks and Q&A | **Danny Yeung**<br>*Group CEO & Co-Founder* |

Opening Remarks 5

6 Telehealth Global Laboratories Rapid POC / At-home Testing Prevention Diagnostics Personalized Care Bring Health Closer to People Integrated E-Pharmacy Programs Prenetics is Building the Future of Healthcare

Understanding Prenetics in 5 Questions 7 Through 3 different pillars of our business units from Prevention, Diagnostics and Personalized Care. We further intend to integrate telehealth services to make it easy for anyone, anywhere to get access to innovative health solutions. By launching new pipeline products into our existing markets and by entering into new geographies including the United States, Europe and Southeast Asia. With acquisitions which fit into our vision of decentralizing of healthcare. These acquisitions include digital health, rapid diagnostics and clinical laboratories globally. We continue to scale at an impressive rate, with 1H 21 revenues at US$136.5m, up 1,039% year-over-year. We expect to exceed our FY21 revenue target of US$205m. We grew from a small laboratory of 11 people in 2014 to now being a leading diagnostics and genomics testing company in UK and Hong Kong with more than 700 employees globally in 9 locations. Current healthcare system is dysfunctional, often too reactive and centralized which results in the lack of accessibility, quality and affordability. Prenetics’ innovative solutions focus on a patient-first model by providing decentralized testing and digital health services at Point-of- Care and for use at-home. How Do We Do It? What Have We Accomplished? 2 3 How Will We Grow? What Is The Potential? We have the opportunity to build a health eco-system comprising of the best in technology and delivering value to millions of patients around the world. With the proceeds of our impending business combination and aligned vision, we have the opportunity to make Prenetics from a billion dollar startup to a ten billion dollar enterprise. What Problem Are We Solving? 1 4 5 Source: Frost & Sullivan

Artisan’s Investment Thesis 8

Adrian Cheng Led Team Backed by Strong Independent Directors 9 Dr. Adrian Cheng Founder of Artisan Acquisition Corp. William Keller Independent Director Mitch Garber, C.M. Independent Director Frank Yu Independent Director Sean O’Neill Independent Director Ben Cheng Chief Executive Officer of Artisan Acquisition Corp.

Prenetics is a Clear Fit for Artisan Acquisition Corp. 10 Source: Frost & Sullivan. Notes: 1. Global opportunity as of 2030; represents global market sizes and target addressable markets, except for colorectal cancer screening which does not include mainland China. Target Criteria – Clearly Met by Prenetics Focus on disruptive lifestyle technologies in healthcare, consumer, technology Strong fundamentals with significant value creation opportunities Well-positioned to deliver value and synergies in the group’s global cultural ecosystem Growth upsides through tapping global consumers’ unmet demands and burgeoning markets 1 2 3 4 5 Investment Thesis for Disrupting & decentralizing global healthcare with large global opportunity of over US$1.3trn1 Strong R&D and product innovation capabilities backed by experienced in-house team, strategic collaboration with Oxford University and vibrant scientific ecosystem First-mover advantage in target geographies with robust product pipeline and high growth potential; well positioned to replicate U.S. success stories in its target geographies Inspirational founder backed by strong leadership team of tech, biotech, healthcare and consumer veterans Strong financial profile and highly attractive expected valuation relative to peers

Significant Synergies—Prenetics and Adrian Cheng’s Ecosystem 11 Education & Sports Healthcare & Wellness Hospitality Infrastructure & Aviation Roads Logistics Construction Cultural Retail Residential Workspace Services Culture & Social Innovation Adrian Cheng's 14M Members Global Eco-system Significant Synergies • Healthcare channel and user access • Broad network of locations covering healthcare, retail, hospitality and other sectors • Extensive customer, user, and fan base across platforms • Direct corporate use cases across eco-system

# Transaction Summary

## Transaction Overview[1]

- Illustrative enterprise value of $1.25 billion
- Artisan Acquisition Corp. to merge with Prenetics
  - An implied multiple of 4.6x 2022E Revenue and 4.1x 2023E Revenue
- Concurrent with the transaction, $60mm raised in the form of forward purchase agreements ("FPAs") from Aspex and PAG, in addition to another $60mm raised in a PIPE from Lippo, Dragonstone, Xen Capital and others at $10.00 per share
- 100% of Prenetics existing shareholders roll into the new entity. No existing shareholders are exiting
- Proceeds to be used for strategic acquisition or investments, R&D, product roll out, geographic expansion and general corporate purposes

## Illustrative Ownership[1]


Prenetics Equity Rollover
Artisan Shareholders
PIPE Investors (including the investors under FPAs)
7.5%
25.3%[2]
67.3%

## Illustrative Enterprise Value[1]

| | |
|---|---|
| Share Price | $10.00 |
| Shares Outstanding (mm) | 170.92 |
| Illustrative Post-Money Equity Value | $1,709 |
| (-) Net Cash to Balance Sheet[3] | $455 |
| **Illustrative Enterprise Value** | **$1,254** |
| EV / 2022E Revenue | *4.6x* |
| EV / 2023E Revenue | *4.1x* |

## Illustrative Sources & Uses

**Assumes 0% redemption by SPAC Shareholders**

| Sources | |
|---|---|
| Existing Target Shareholder Equity Rollover | $1,150 |
| Sponsor Promote[4] | 100 |
| Cash Available in SPAC Trust Account | 339 |
| Forward Purchase Agreement | 60 |
| PIPE | 60 |
| Total Sources | $1,709 |

| Uses | |
|---|---|
| Existing Target Shareholder Equity Rollover | $1,150 |
| Sponsor Promote[4] | 100 |
| Transaction Expenses | 40 |
| Net Cash to Balance Sheet | 419 |
| Total Uses | $1,709 |

Notes: USD/HKD FX rate of 7.78; 1. Excludes (i) the impact of any equity awards issued at or after the closing of the transaction, (ii) the dilutive impact of 18.7mm warrants (11.3mm SPAC public warrants, 5.9mm of sponsor warrants, 1.5mm of FPA warrants) with a strike price of $11.50 per share, and (iii) the impact of shares with super-voting rights. Includes 9.98mm total Class B ordinary shares; 2. Includes SPAC directors; 3. Includes net cash to balance sheet of $419mm post the transaction, and Prenetics balance sheet net cash of $35.4mm, the pro-forma amount of which includes a cash balance of $9.4mm as of 1Q 2021 and $26.0mm of proceeds from pre-IPO fundraising;4. Includes total 9.13mm Class B ordinary shares held by the Sponsor, 0.75mm Class B ordinary shares held by the FPA providers, and 0.1mm Class B ordinary shares held by SPAC directors.

12

We decentralize healthcare We seek to decentralize healthcare by making the three pillars Prevention, Diagnostics and Personalized Care comprehensive and accessible to anyone, at anytime and anywhere. Private and Confidential Our Mission

# Prenetics

## Decentralizing Healthcare

### Prevention

Circle DNA Your Life | Circle ColoClear

Consumer genetic testing and early colorectal cancer screening

Global Opportunity: **US$117 Billion+[1]**


24.9%4
7.3%4
2025E
Revenue
$640mm
67.8%4

### Personalized Care

Circle One | Flx | Fem

Personalized nutrition, hair & sexual health products

Global opportunity: **US$376 Billion+[2]**

### Diagnostics

Project Screen by Prenetics | Circle HealthPod | Circle SnapShot | Circle Medical

Covid-19 testing, POCT / At-home diagnostic testing and medical genetic testing

Global opportunity: **US$849 Billion+[3]**

Existing Products | Future Products

Source: Frost & Sullivan. Notes: Global opportunity as of 2030. 1. Represents global target addressable market for early colorectal cancer screening (except for mainland China) and global market size for consumer genetic testing. 2. Represents global target addressable market for hair loss and erectile dysfunction and global market size for personalized nutrition. 3. Represents global market size for medical device. 4. Represents each business segment revenue as % of total revenue expected in 2025.

14

# Prenetics Today

**Leading**
Diagnostics / DNA testing company in HK and UK

**11 Labs**
7 mobile / airport labs in HK & UK and 4 fixed labs

**700+**
Total Employees

**6M+**
Total tests processed[1]

**$85M**
Lifetime Fundraising

Alibaba Group, K11, PING AN, apis partners, Prudential

**$205M**
2021E Revenue

## Prenetics Competitive Moat

**Prevention**

- Circle: Whole exome sequencing with proprietary 31mm DNA datapoint algorithm
- Circle ColoClear: The only NMPA approved non-invasive FIT-DNA colorectal cancer screening test

**Diagnostics**

- Project Screen by Prenetics: Covid-19 PCR test enabled by in-house developed, cloud-based, automated end-to-end solution with capability to perform over 40K tests daily
- OX-LAMP: Covid-19 rapid testing developed by the University of Oxford, utilizing NAAT
- Circle HealthPod: Patent pending POC & at-home rapid detection health monitoring system (e.g. Covid-19 & other infectious disease testing[2])
- Circle SnapShot: On-going development of at-home blood based testing for routine health check

Source: Frost & Sullivan. Notes: 1. Include Circle DNA and Covid-19 tests; as of October 31, 2021. 2. Assays to test other infectious diseases are currently under development.

15

16 Private and Confidential Exceptional Growth Momentum Well Capitalized High Operating Efficiency with Profitable Margins Diversified Footprint US$136.5mm 1H2021 Revenue (All-time High) 1,039% YoY Growth Primarily driven by increased demand for laboratory testing, including travel related COVID-19 testing 50:50 1H2021 Revenue Split (HK:UK) US$97.9mm Jun-21 Cash & Receivables US$57.1mm 1H2021 Adj. Gross Profit1 US$31.5mm 1H2021 Adj. EBITDA2 23.1% 1H2021 Adj. EBITDA Margin 41.8% 1H2021 Adj. Gross Profit Margin Strong Financial Growth with Diversified Footprint Notes: 1. Adjusted Gross Profit represents gross profit before deduction of depreciation and amortization expenses. 2 Adjusted EBITDA represents net profit (loss) before depreciation, amortization, net finance income / (expenses), ESOP or share-based compensation, other non-operating expense including impairment expenses and foreign exchange gains or losses, and income tax.

Global Presence with Operations in 9 Locations 17 Operating Presence Across Asia: Hong Kong, India, the Philippines, Thailand, etc. EMEA HQ London Asia HQ Hong Kong Research Partner Oxford University Prenetics-Oxford Innovation Tech Centre for Advanced Molecular Diagnostics Suzhou, China Circle HealthPod US FDA EUA Approval Expected by 1H 2022 Private and Confidential

# Strategic R&D Collaboration with Oxford University

### OSCAR – Oxford Suzhou Centre for Advanced Research

- Key research directly with the only overseas research centre by Oxford
- Initial focus will be on
  - a) HealthPod general development
  - b) HealthPod for Clinicians development





### Prenetics Molecular Diagnostics Research Center at Oxford University

- Combined research with Oxford University enables Prenetics to have its own research centre at Oxford University
- Prenetics R&D team already works closely with Oxford team of Professors, with collaboration further enabling us to commercialize novel inventions
- Prenetics' ROFR to acquire technology / IP

### Oxford University 3-Year Research Grant

- Key research directly with Oxford and the team of professors from March 2021
- Initial focus:
  - a) Improving sensitivity and time to results of Covid-19 reagent
  - b) Development of enzymes to lower cost
  - c) Assay development (e.g. infectious disease, STD)



Prenetics
牛津大学高等研究院（苏州）Prenetics 先进分子诊断技术创新中心
OSCAR-PRENETICS ITC FOR ADVANCED MOLECULAR DIAGNOSTICS
LAUNCH CEREMONY
21 June, 2021
Suzhou, China
OSCAR
OXFORD

Dame Caroline Wilson (British ambassador to China) at OSCAR opening – June 2021

### Close Collaboration with Prenetics In-house R&D Teams



**Dr. Lawrence Tzang, Ph.D.**
Co-founder & Chief Scientific Officer
**Scientific & Laboratory** team



**Dr. Mike Ma, Ph.D.**
Chief R&D Officer
**Clinical R&D** team



**Dr. Senthil Sundaram, M.D.**
Chief Clinical Officer
**Clinical & Bioinformatician** team



**Dr. Peter Wong, DPhil**
Chief Technology Officer
**Engineering & Development** team



**Frank Ong, MD**
Chief Medical Officer
**Circle Snapshot** R&D & Setup

Private and Confidential

18

World-class Leadership Team of Tech, Biotech, and Healthcare Pioneers 19 Management Team Danny Yeung Group CEO & Co- Founder Stephen Lo, CPA, CFA Chief Financial Officer Lawrence Tzang, PhD Chief Scientific Officer & Co-Founder Avi Lasarow CEO – EMEA Mike Ma, PhD Chief R&D Officer Frank Ong, MD Chief Medical Officer Key Scientific Advisers Prof. Zhanfeng Cui Donald Pollock Professor of Chemical Engineering, University of Oxford Prof. Wei Huang Associate Professor in Dept. of Engineering Science, University of Oxford Dr. Monique Andersson Medical Advisor, Director of Microbiology, Oxford University Hospitals, NHS Foundation Trusts Prof. Michael Yang Chair Professor of Biomedical Sciences, Vice-President (R&D) City University of Hong Kong Private and Confidential

20 Prenetics EMEA Presence

# The Prenetics EMEA Story



Acquired by Prenetics HK
Awarded two Queen's Awards
Partnered with Investec South Africa
Launched Bupa SmartDNA in partnership with Bupa UK
Launched AETNA & Generali
Publication of Peer Reviewed Genetic Study
Launched CircleDNA Excome
Won the English Premier League contract - end to end COVID-19 testing solution which saw the league return -
Awarded COVID-19 testing contract for The Walt Disney Company
1st Flight path to HK opened by Prenetics at London Healthrow Airport
Won Carnival Cruises and Disney Cruise Lines contract - Return to Voyage
Acquisition of OXSED Limited
Selected as preferred COVID-19 testing partner to Virgin Atlantic
Launched D2C COVID-19 for UK travel
HMPPS - Outbreak testing in prisons
One of the first private providers accredited to offer Day 2 Antigen tests
Government Project with WBE analysis - UK Home Office
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021
Prenetics instrumental in sector opening

Private and Confidential

21

Prenetics EMEA 2021 Summary 8 Labs 6 Mobile / Airport Labs in UK, and 2 Fixed Labs ~1.8M Covid-19 Tests Performed1 Blue Chip Clientele of Corporates US$67.6mm 1H2021 Revenue Sports Cruises Govt Airports / Airlines Productions Notes: 1. As October 31, 2021. Corporate 22

Private and Confidential Prenetics EMEA Capabilities 6 Mobile / Airport Labs in UK, and 2 Fixed Labs 8 Lab Integrations (Europe) Italy, Ireland, Copenhagen ISO 27001 ISO 15189 ISO 22870 Sigma Fulfilment House with strong last mile proposition Six Call Centre with Telehealth enabled 24x7 At home consumer DNA tests On site “end to end” COVID-19 testing operations At home blood testing At home D2C COVID-19 testing for travel 23

24 Prevention Product and Technology

Prevention 25 Source: Frost & Sullivan; Notes: 1. Global market size for DTC molecular testing services based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing. CircleDNA One of The World’s Most Comprehensive Consumer DNA Test 2021E CircleDNA Projected Revenue 2020A-2025E Revenue CAGR 120k+ CircleDNA tests delivered since July 2019 launch In Asia and UK consumer genomics Leading Brand More data than the competitors 45-50x Global Market Size1 $16bn+ $19mm 34% Private and Confidential

CircleDNA — An All-New Industry Standard in Genetic Testing 26 High false negative rate: Will miss >90% mutations associated with cancer and disease Pre-defined and specific SNP Readings Limited Data, can only resolve single letter “typos” Static, will need to test again as science evolves Read protein-coding genes Clinical-grade consumer testing 45–50x more data over genotyping One test, a Lifetime of Value Identify up to 90% genetic variants associated with cancer and other disease Genotyping ~600k 125 Reports 31 Million Whole Exome Sequencing 500+ Reports 23andMe DNA Data Points Genotyping Technology Our Next Generation - Whole Exome Technology Private and Confidential

CircleDNA – the Forefront of Health Diagnostics & Disease Prevention Covering Screening, Wellness, Proactive and Preventive Measures 27 Family Planning Early Detection Precision Medicine Health & Disease Origins Talents & Performance Traits Diet & Lifestyle 500+ Reports Discovered Across 20 Categories A Snapshot of CircleDNA Tests Family Planning & Disease 375 reports Diet, Wellness, Lifestyle 69 reports Traits 70 reports 103 Reports Drug Response 157 Reports Carrier Screening 36 Reports Cancer Risk 65 Reports Disease Risk 6 Reports Dementia & Brain Health 8 Reports Common Health Risk 8 Reports Stress & Sleep 20 Reports Nutrition 15 Reports Diet 14 Reports Skin 5 Reports Pollution Sensitivity 7 Reports Well-Being 4 Reports Gender Traits 5 Reports Behavioral Traits 12 Reports Physical Traits 15 Reports Ancestry 18 Reports Sports & Fitness 9 Reports Success Traits 2 Reports Music & Dance 5 Reports Personality Traits Private and Confidential

# DTC Testing – Comparison of Whole Exome Sequencing and Genotyping

### Whole Exome Sequencing (WES) vs. Genotyping

**WES**, an advanced technology for sequencing exome and identifying gene variations in the protein-coding region, **is a relatively comprehensive and efficient method to identify possible pathogenic mutations.** By thoroughly scanning through the exome region and identifying potential mutations associated with cancers and other diseases, **WES is able to empower disease diagnosis substantially**. Therefore, whole exome technology for analysis of variants in coding regions may be a powerful tool in disease diagnosis.

### Genotyping Technology

- High false positive and negative rate: Will miss most mutations associated with cancer and disease.
- Pre-defined and specific SNP Readings: Probes are all designed based on the known SNPs, therefore most variants identified are common variants
- Limited Data: Low-frequency mutations and new mutations can not be identified.
- Mutation sites are located in regulatory region: Most of the identified sites related with disease are located in the intergenic region and introns
- Static: Will need to test again as science evolves

### Whole Exome Technology

- Reading protein-coding genes: WES is an efficient sequencing approach which focuses only on the protein-coding regions of the genome, in which most known disease-causing genes are presented. This is accomplished by a process called exome enrichment, during which the exome or relevant regions of interest are isolated for WES analysis
- More data over genotyping: Deep sequencing of whole exome technology can find low-frequency mutations, rare mutations with the likelihood of occurrence below 1%and new mutation sites associated with cancer and disease
- Clinical-grade consumer testing: The direct detection of genetic variants locates pathogenic gene in exonic regions which qualifies it with high-standard identification to serve consumers with clinical grade testing
- One test can provide comprehensive understanding of whole exome.

**Whole Exome Technology**


Introns
Genomic DNA
Exons
5'
3'
3'
5'
Fragmentation (100-300bp), denaturation
Binding to exon-specific, matrix-bound oligos
Elution, sequencing, bioinformatics

Source: Frost & Sullivan.

28

# Prevention


COLOCLEAR
Stool Sample Collection Kit – ColoClear ®
A Stool-based DNA test for
Early Colorectal Cancer Screening
Prenetics

## ColoClear

The Only Non-Invasive Colon Cancer Screening Test Approved by NMPA

**96%**
Sensitivity - Highly Accurate

**Cost Effective**
Comparing to Colonoscopy

**Successful Model**
Comparable to ColoGuard in the US

**$101bn+**
Addressable market[1]

## Launching in 1H 2022E

Source: Frost & Sullivan. Notes: 1. Global target addressable market for colorectal cancer screening based on projection for 2030, except for mainland China; target population is the age group of 40-74 years old.

29
Private and Confidential

Early Colorectal Cancer Screening – Overview 30 Source: Frost & Sullivan. Imaging Stool-based Test Colonoscopy FOBT/FIT FIT-DNA Advantages Gold standard for colorectal cancer diagnosis and is also often used for screening purposes Visualization Able to apply resection and biopsy High sensitivity and specificity Requires less frequent screening Non-invasive Low price Better compliance than colonoscopy Non-invasive No dietary restrictions or bowel preparation Superior clinical performance (e.g. sensitivity, specificity, and PPV) than FIT Disadvantages Invasive and inconvenient Lack of professional colonoscopy surgeons and anesthetists to operate in China Not suitable for specific population with other underlying diseases Low sensitivity Multiple attempts for sampling required FOBT may require dietary restrictions Higher price than FOBT/FIT 5 days turnaround time Application Scenario Hospital Hospital Clinic At-home Hospital Clinic At-home Colonoscopy procedures and FOBT/FIT are the two key technologies for colorectal cancer screening. Currently colonoscopy is still the gold standard for colorectal cancer diagnosis but has complicated process and poor patient compliance. FIT-DNA as one of the Stool-based tests, is non-invasive, painless and convenient. When FIT-DNA testing results are positive, further colonoscopy screening is required, which improves patient compliance and screening rate in early colorectal cancer screening, providing a better way for scientific and personalized early colorectal cancer screening

# Early Colorectal Cancer Screening – Comparison of Stool-based Test

| | Stool-based Test | | |
|---|---|---|---|
| | FOBT | FIT | FIT-DNA |
| **Detection Object** | Occult blood in stool | Occult blood in stool | **Detect colorectal neoplasia associated with DNA markers and the presence of occult hemoglobin** |
| **Detection Principle** | Small samples of stool are placed on the cards and the guaiac causes the stool sample to change color | An antibody that binds to a blood protein called hemoglobin is used to detect any blood | **Combines the FIT with a test that detects altered DNA in the stool** |
| **Sensitivity** | 62-79% | 79-88% | **>92%** |
| **Specificity** | 87-96% | 91-93% | **87%** |
| **Ability to Detect Precancerous Lesions** | No | No | **Yes** |

- Despite being considered as the "gold standard" for colorectal cancer diagnosis, colonoscopy requires a relatively complicated process to administer and receives poor patient compliance due to its invasive nature. As a relatively new screening strategy, FIT-DNA combines FIT with testing for altered DNA biomarkers in cells exfoliated into the stool. Compared with FIT alone, FIT-DNA has a higher sensitivity rate for detecting colorectal cancer. In addition, the clinical trial results of FIT-DNA also demonstrate its ability to detect advanced precancerous lesions such as advanced adenomas as small as one centimeter in diameter
- Moreover, FIT-DNA test enables users to collect samples at home, which eases the burden to visit hospitals. Because of its reliable performance and convenience, FIT-DNA is recognized as the best available noninvasive colorectal cancer screening technology. FIT-DNA has been recommended in cancer screening guidelines in the U.S., an example of which is an updated recommendation statement for colorectal cancer screening issued by the U.S. Preventive Services Task Force

Source: Frost & Sullivan.

31

Non-invasive Tests Sensitivity Specificity Detection limitations Sample size needed Dietary restrictions CRC AA gFOBT (Hemoccult II) 40% 12% 98% Intermittent bleeding 3 bowel movements Yes FIT (Faecal Immunochemical Test) 70% 22% 95% Intermittent bleeding Single sample No FIT-DNA (ColoGuard) 92% 42% 87% CRC and AA continuously exfoliate cells Single sample No FIT-DNA (ColoClear) 96% 64% 87% CRC and AA continuously exfoliate cells Single sample No Diagnostic Invasive Test Sensitivity Specificity CRC AA Colonoscopy >95% 95% 90% ColoClear – Industry Leading Performance 32 Source: Company filings, Colorectal cancer development and advances in screening. Clin Interv Aging. 2016 July 19; 967-976. FIT-DNA has higher sensitivity when comparing with other non-invasive Colon Cancer screening tests. Sensitivity=True positive /（True positive + False negative）*100%; Specificity=True negative /（True negative + False positive）*100%. Closest CRC sensitivity to actual colonoscopy standards

Product and Technology 33 Diagnostics

Diagnostics 34 Source: Frost & Sullivan. Notes: 1. As October 31, 2021. 2. Based on projection for 2021; represents global market size; only consists of tests performed in independent clinical laboratories. Project Screen Covid-19 Testing $32bn+ Global Market Size2 11 Labs 7 Mobile / Airport Labs in HK & UK, and 4 Fixed Labs 6M+ Covid-19 Molecular Test Performed1 $51mm 2020A Covid-19 Testing Revenue 77% 2020A-2022E Revenue CAGR Blue Chip Clientele of Governments & Corporates Prenetics laboratory inside Hong Kong International Airport

# Major COVID-19 Testing Technologies Comparison

| | Nucleic Acid Amplification Test (RT-LAMP) | Nucleic Acid Amplification Test (RT-PCR) | Antigen Test (Proteins) |
|---|---|---|---|
| **Speed** | ✓ Reaction time: 15 – 20min | ✗ Reaction time: 4 – 6 Hours | ✓ Reaction time: 15 - 30min |
| **Accuracy** | ✓ Higher: 96% | ✓ Highest: 99% | ✗ Symptomatic: 90% or above<br>Asymptomatic: 27% |
| **Mobility & Lab Required** | ✓ No Need Laboratory<br>No Lab Technicians | ✗ Need Laboratory<br>Lab Technicians | ✓ No Need Laboratory<br>No Lab Technicians |
| **Availability** | ✓ Yes | ✓ Yes | ✓ Yes |
| **Use-Case** | ✓ Symptomatic & Asymptomatic | ✓ Symptomatic & Asymptomatic | ✗ Symptomatic<br>(7 days of infection) |
| **Through-put & Scalability** | ✓ Highly Scalable | ✗ Not scalable | ✓ Highly Scalable |

PCR-Quality Technology from Oxford

Source: Frost & Sullivan.

35

# Game Changing POC / At-Home PCR-Quality Testing Technology from Oxford University

## OX-LAMP

University of Oxford

### Scalable

No lab or specialist equipment

Throat or nasal swabs

### Rapid

15 – 20 mins[1] (positive will be faster)

Speed that PCR cannot achieve and scale

### Low Cost

Enabling frequent testing

### Accurate

98.4% concordance with the q-PCR test

**Effective in detecting delta, omicron variants**

### Point-of-Care Technology

Application of advanced thermo-technology that enables POC application and self-administration

### Approvals / Recognitions

- ✓ MHRA[2] in UK
- ✓ CE IVD[3] in EU for POC use
- Application for US FDA in process; Expected by 1H 2022

CNN **Inside Oxford Lab Developing 30-minute**



Notes: 1. Reaction time. 2. Medicines and Healthcare products Regulatory Agency. 3. Approved CE Marketing on In-Vitro Diagnostic medical devices.

36

Source: Company Website. Please view Circle HealthPod Product video here: https://circlepod.co/.

# Diagnostics


Positive
Negative
In Progress
Ready
HealthPod

Detects Covid-19 with NAAT

**PCR-Quality Technology**

UNIVERSITY OF OXFORD

Future Assays:

- Influenza / Flu
- STDs

**<30min**
Time to result

**98.4%[2]**
Concordance with the q-PCR test

**$849bn+**
Global Market Size[1]

**Mobile & Scalable**
No lab or specialist equipment

**Painless**
Pain-free nasal swab

**CE-IVD Marked**
Expect to receive US FDA EUA by 1H 2022

**Officially Launched in Hong Kong Nov 2021**

**Expected to be launched in the EU, the US, and Southeast Asia**

# Circle HealthPod

A Lab. In Your Pocket

Source: Frost & Sullivan. Notes: 1. Represents global market size for medical device based on the projection for 2030. 2. According to trials done primarily by professors and scientists of University of Oxford.

38

# Illustrative Representation of HealthPod Manufacturing Process



Level of vertical integration varies based on OEM, technology, and platform
Subtier supply chain
Analyzer production
Test/kit production
Sample processing
Sample collection
Assay consumables
Reagents
High-throughput analyzers
Assay kits
Labs
Testing sites
Analyzer components
Manufacturing equipment/integration
Rapid-result cartridges
Point-of-care systems
Providers
Point-of-care analyzers
Cartridge components
Home-use cartridges
Home/personal
Circle HealthPod
Collection consumables
To labs, testing sites, in-home test kits, providers, and others
Degree of supply-chain constraint (e.g., capacity limitations, small number of suppliers)
Less constrained
More constrained

# Near-term Regulatory Roadmap

Circle HealthPod

Obtained **CE-IVD mark for professional use.** In preparation to apply for EU notified body assessment as required by **EU IVDD[1] to certify Circle HealthPod for home use**

In preparation to obtain **Emergency Use Authorization "EUA") from US FDA,** having commenced a clinical validation and completed a usability study with UserWise Inc.[2]

**Other Regions (including SEA / India / South Africa)**

In preparation to obtain **relevant authorizations, licenses and registrations** to distribute Circle HealthPod

Notes: 1. European Union Directive 98/79/EC. 2. US based consulting firm focused on US FDA compliance, regulatory approval and usability engineering services for medical products.

40

Diagnostics 41 Circle SnapShot Health Check. At Home. 50+ Wide Range of Tests for Everyone Digital Health Platform Track your Health Progress Painless Blood collection at home Successful Model Comparable to Everlywell, Letsgetchecked $6bn+ Global Market Size1 Launching in 2022E Source: Frost & Sullivan. Notes: 1. Global market size for at-home health testing based on projection for 2030; does not include home testing kits which do not require lab tests; Covid-19 at-home test has not been considered.

How it works Customer purchases online or in-store, registers a Circle account, and activate kit in App Customer collect blood samples with self- administered test kit Patient return sample kit back to the lab Receive results in ~7 business days. Patient receive report via Circle App, and download lab results to share with doctors Activate Kit Collect Return Results Private and Confidential Snapshot Snapshot

Digital SnapShot of Your Health 43 SnapShot is both an off-the-shelf and white-label solution (including API functionality) offering an E2E service. This includes fulfilling the blood test kits, delivering to the customer including returns, processing of samples and release of results. SnapShot is a user-friendly results delivery system that capitalises on market trends and consumer expectations. The device will work to analyse blood markers across health categories including, for example: Liver Function Heart Health Diabetes Risk Men’s Health Women’s Health

# 2022E Product Offering

| Tentative Launch Dates | Product Offerings | SKUs | Biomarkers Tested |
|---|---|---|---|
| End of Q1 | Food Sensitivity | Food Sensitivity Test (Basic) | 96 Food IgG |
| | | Food Sensitivity Test (Comprehensive) | 204 Food IgG |
| | General Health | Heart Health | Lipids profile: HDL, LDL, Total Cholesterol, Trig/ HDL ratio, Hba1c |
| | Women's Fertility | Women's Fertility (Basic) | FSH, E2 (AMH) |
| | Men's Hormones | Men's Hormones (Basic) | Total Testosterone |
| Q2 (TBD) | Women's Hormones | Women's Perimenopause | FSH, LH, E2 |
| | | Women's Post-menopause | E2, Progesterone |
| | Women's Fertility | Women's Fertility (Comprehensive) | FSH, LH, E2, AMH, TSH, Free T4, Prolactin, Progesterone, Total T, SHBG |
| | Men's Hormones | Men's Hormones (Comprehensive) | Total T, FSH, LH (Progesterone, Prolactin) |
| | General Wellness | Metabolism (Thyroid) | TSH, Free T3, Free T4 |
| | General Wellness | Stress | Cortisol x4, Cortisone x4 |
| Q3 (TBD) | General Wellness | Men's Health Complete | Free T, Total T, E2, Cortisol, DHEA, SHBG, Thyroid panels |
| | General Wellness | Women's Health Complete | FSH, LH, E2, AMH, TSH, Free T4, Progesterone, Total T, SHBG, Thyroid panels, Cortisol |
| Q4 (TBD) | STI | HIV (Screening & Confirmation)<br>HPV | HIV<br>HPV |
| | STI | STI Complete | Chlamydia, Gonorrhoea, Syphilis, Trichomoniasis, HIV, HSV2, Hep C |

Private and Confidential A Snapshot of Your Health, at your Fingertips. Circle App Review test results and recommendations Personalized digital health coach based on your DNA & biochemistry profile Track health status with regular screening tests Physician-backed and inspirational health tips to take your next steps Need to update image to fit into the phone Snapshot

Diagnostics 46 Launching in 2023E Source: Frost & Sullivan. Notes: 1. Global market size for clinical molecular test service based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing. 20+ Wide range of tests for everyone Next Generation Sequencing Advanced Technology Successful Model Comparable to Invitae, Natera $59bn+ Global Market Size1 Circle Medical Genetic Testing for Physicians

Moving into Medical Genetic Testing (Circle Medical) – Launching in 2023E 47 Circle Medical Single Gene Testing Rapid & Low-Cost 20 Genes BRCA1 BRCA2 APOE CYP2C19 CHEK2 FH Monogenic Panels 15+ Specialities 500+ Panels Oncology Reproductive Health Neurology Pediatrics Immunology Hematology Exome Sequencing 1,000’s of Rare Diseases Confirm the diagnosis for complex or unclear symptoms Identify or rule out the mutation that causes the symptoms Genome Sequencing Most Comprehensive 1,000’s of Rare Diseases Point Mutations Structural Variants Complex Mutations Non-Coding Mutations Disease Susceptibility Revealing the cause of genetic diseases | Targeted and symptoms-based diagnostic testing

Product and Technology 48 Personalized Care

Personalized Care 49 Source: Frost & Sullivan. Notes: 1. Based on CircleDNA customer survey conducted in Feb 2020. 2. Represents global target addressable market for hair loss and erectile dysfunction and global market size for personalized nutrition based on projection for 2030. Circle One / F1x / Fem Testing into personalized care Recurring Revenue Subscription model 63% of CircleDNA customers want Circle One1 Data- based Personalized solution based on data analytics Cross Selling Leverage existing CircleDNA customer base $376bn+ Addressable market2 Launching in 2023E

How It Works 50 Circle One / F1x / Fem 31M Genetic Data Points1 Combine Customer and Genetic Data Personalized Supplements 120K+ Customer Data1 Unspoken Needs Treatments Use Algorithm to Process the Data

DNA Profile Based Personalized Nutrition 51 Source: Frost & Sullivan. Comparison DNA Profile Based Personalized Nutrition Questionnaire Based Personalized Nutrition Definition Healthcare that is based on an individual‘s genetic profile Healthcare that use questionnaires Object Gene variations Habits of lifestyle including sport, diet, etc. Accuracy Cost Examples Consumers with variants of FTO gene (which affects carbohydrates), are recommended with a diet of higher carbohydrate intake Recommendations of food balance according to diet and sport habits Major Approaches to Achieve Personalized Nutrition Benefits of DNA Profile Based Personalized Nutrition Personalization: offers nutritional advice, products or services tailored to each individual’s needs Health Management: ensures consumers have a stronger sense of participation in their own health management Comprehensive Health-related Information: assessment of disease risk based on user’s DNA profile The growth drivers of the DNA profile based personalized nutrition market primarily include increasing need for improving health and preventing diseases due to unhealthy lifestyle, rising awareness of the benefits of healthcare services, consumption upgrade and preference for high-quality diets and personalized services, and technological advancement

Illustrative Telehealth Journey – Planned Launching in 2022E 52 Select reason for consultation Integrated E- Pharmacy Website or Mobile App Tele-Health consultation Delivered to your home Source: Frost & Sullivan. 1. Global market size for personalized nutrition based on projection for 2030. 2. Global target addressable market for hair loss and erectile dysfunction for 2030. Near-term Plan Future Solutions Personalized Supplements Unique formulas to meet individual genetic variations Supplements tailored to each individual’s unique biology $10B+1 Circle F1x / Fem Hair loss, erectile dysfunction, etc. $366B+2

Financial Summary 53

Prenetics Continues To Transform Itself, Now At An Incredible Rate 54 100.0% 21.9% 78.1% 9.7% 90.3% 24.9% 67.8% 7.3% 2019A Revenue $9mm 2021E Revenue $205mm 2025E Revenue $640mm Revenue Evolution1 Multiple Shots on Goal, While Benefiting from Significant Customer and Operational Synergies Across Platform 2 Commercialized Product Lines 4 Commercialized Product Lines 7 Commercialized Product Lines CAGR of 58% Diagnostics Personalized Care Prevention 1 Commercialized Product Line 2020A Revenue $65mm Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts – Prevention segment revenue includes other service fees and adjustments. 2021 and 2025 financials based on management forecast.

Driven by Robust Organic Growth and Product Launch Strategies 55 Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts – Prevention segment revenue includes other service fees and adjustments. 2021-2025 financials based on management forecast. Diagnostics Personalized Care Prevention 9 14 20 31 69 102 159 51 185 236 215 290 434 4 23 37 47 9 65 205 272 307 429 640 2019A 2020A 2021E 2022E 2023E 2024E 2025E Revenue in US$ millions Product Launch Year Personalized Care 124% CAGR (22E-25E) Diagnostics 54% CAGR (20A-25E) Prevention 61% CAGR (19A-25E)

# COVID-19: An Opportunity to Better Reimagine Healthcare

## Revenue in US$ millions[1]

We conservatively assumed COVID-19 testing market is not here to stay. Instead, it has allowed us the opportunity to build the tools and expand our platform in order to better serve the new world order of healthcare



434
159
47
Circle HealthPod
Circle SnapShot
Circle Medical
Circle
Circle ColoClear
Circle One
Flx Fem
2019A
2020A
2021E
2022E
2023E
2024E
2025E
Prevention
Personalized Care
Diagnosis (ex. Covid-19 Testing)
Covid-19 Testing

- Testing the New Norm
- Self Care as Necessity
- New Technology
- Brand & Trust
- Network
- Time to Market

Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer.
1. 2019 and 2020 financials based on audited accounts – Prevention segment revenue includes other service fees and adjustments. 2021-2025 financials based on management forecast.

56

# High Operating Efficiency Leading to High Growth

| Financials in US$ million[1] | 2019A | 2020A | 1H21A | 2021E | 2022E | 2023E | 2024E | 2025E |
|---|---|---|---|---|---|---|---|---|
| Revenue | 9 | 65 | 136 | 205 | 272 | 307 | 429 | 640 |
| *YoY %* | *NA* | *606%* | *1039%* | *215%* | *33%* | *13%* | *40%* | *49%* |
| Gross Profit[2] | 3 | 27 | 57 | 85 | 118 | 137 | 185 | 295 |
| *Gross Margin %* | *33%* | *41%* | *42%* | *41%* | *43%* | *45%* | *43%* | *46%* |
| Sales & Marketing Expenses[2] | 5 | 6 | 6 | 16 | 41 | 72 | 80 | 107 |
| Research & Development Expenses[2] | 2 | 2 | 3 | 30 | 36 | 50 | 64 | 83 |
| Administrative and Other Expenses[2,3] | 9 | 14 | 17 | 19 | 27 | 36 | 48 | 65 |
| Adjusted EBITDA (Non-GAAP) | (12) | 4 | 31 | 21 | 14 | (21) | (7) | 39 |
| *Adjusted EBITDA Margin %* | *(131%)* | *7%* | *23%* | *10%* | *5%* | *(7%)* | *(2%)* | *6%* |
| Depreciation and Amortization | 2 | 2 | 2 | 8 | 13 | 17 | 20 | 21 |
| ESOP & Other Non-Operating Expenses[4] | 6 | 4 | 37 | 54 | 16 | 18 | 25 | 37 |
| Net Profit / (Loss) | (20) | (2) | (8) | (41) | (15) | (56) | (52) | (19) |
| *Net Profit Margin %* | *(219%)* | *(3%)* | *(6%)* | *(20%)* | *(6%)* | *(18%)* | *(12%)* | *(3%)* |

- Revenue growth driven by robust organic expansion and product launch strategies
- Significant market opportunity in multiple verticals; Pipeline products expected to benefit from customer and operational synergies across platforms

- Significant positive momentum is expected from 2024 onwards as most products are in their high growth stage

Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts. 2021-2025 financials based on management forecast. 2. Excludes depreciation and amortization expenses and a portion of ESOP. 3. Profit sharing to New Horizon for ColoClear is also included. 4. Non-operating expenses primarily attributable to fair value adjustments for ESOP and convertible securities issued by the Company. Includes tax expense and tax credit.

57

Well Capitalised with Strong Balance Sheet Private and Confidential 23 60 Dec-20 Jun-21 13 22 Dec-20 Jun-21 Trade Receivables Trade Payables 14 38 Dec-20 Jun-21 Cash & Cash Equivalents Leverage Nil Bank Borrowings Financials in US$ millions

Peers’ Proven Successes Supported by Substantial Valuation 59 Source: Bloomberg. Notes: 1. Select companies with comparable products focused in the US / China. 2. Market cap for listed companies, or latest private round valuation. 3. Market cap as of November 17, 2021. 4. Valuation after the acquisition of PWNHealth; per Bloomberg, as of March 2021. 5. Post-money valuation for $500mm fundraising; per Bloomberg, as of March 2021. Prevention Diagnostics Personalized Care Prenetics Products Peers1 Current Valuation / Market Capitalization2 $4.0bn3 $1.9bn3 $1.6bn3 $2.9bn4 $4.4bn3 $5.0bn5 Roman Health

# Prenetics' Proven M&A Track Record

## Approach to Strategic Acquisitions and Collaborations

- ✓ Deployment of a structured and thoughtful process toward selecting the right acquisition targets with the best technological fit and cultural chemistry
- ✓ Focused on opportunities that provide the right platform or advanced technology to (1) expand product offerings, (2) attract more customers, and (3) enhance global presence

**Acquisition of DNAFit (2018)**

- Provided us the opportunity to grow business in the UK
- Currently, the UK operations contributes c.50% of the total revenue

**Acquisition of Oxsed (2020)**

- Provided us the support of nucleic acid amplification technologies ("NAAT"), the technological building block to Circle HealthPod

**Strategic Collaboration with Oxford University**

- OSCAR – Oxford Suzhou Centre
- Oxford University 3-Year Research Grant

**Strategic Collaboration with New Horizon**

- Provided us the exclusive rights to sell and process ColoClear in Hong Kong, Macau, and the Philippines
- Launch of ColoClear expected in 1H 2022E

**We plan to continue to selectively pursue business combination and collaboration opportunities in a highly disciplined manner**

Private and Confidential

60

Commercialization & Strategy 61

Prevention 62 Source: Frost & Sullivan; Notes: 1. Global market size for DTC molecular testing services based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing. CircleDNA One of The World’s Most Comprehensive Consumer DNA Test 2021E CircleDNA Projected Revenue 2020A-2025E Revenue CAGR 120k+ CircleDNA tests delivered since July 2019 launch In Asia and UK consumer genomics Leading Brand More data than the competitors 45-50x Global Market Size1 $16bn+ $19mm 34% Private and Confidential

CircleDNA — An All-New Industry Standard in Genetic Testing 63 USD 189 • 14 Categories – 125 Reports • Diet, Nutrition, Fitness, Stress, Ancestry, Skin, and More • 30 Mins Phone Consultation USD 499 USD 499 USD 629 • 1 Category – 163 Reports • Carrier Screening of recessive genetic diseases • 30 Mins Phone Consultation • 4 Categories – 115 Reports • Cancer, Common Health Risks, Disease Risks, Dementia & Brain Health • 30 Mins Phone Consultation • 20 Categories – 500+ Reports • Vital + Family Planning + Health Bundle + Drug Response • 30 Mins Phone Consultation (2x) Vital Health Premium Family Planning Retail Price Private and Confidential

CircleDNA Marketing Strategy 64 Social Media Celebrity Ambassadors ATL Marketing Vaness Wu Actor & singer 15M+ social media followers G.E.M. Asia’s Taylor Swift 50M+ social media followers Gigi Leung Actor, singer & mother 20M+ social media followers TRAM WATSONS TAXI BILLBOARD Private and Confidential

CircleDNA — Extraordinary Growth with Significant Runway 65 - 250 500 750 1,000 1,250 1,500 1,750 T+0 T+1 T+2 T+3 T+4 T+14 Forecasted Growth Trajectory after Launch1 (# of Cumulative Tests Sold, ’000) 623k (by 2025E) ~12M Market Size4 US$8.8 bn APAC / EMEA Consumer DNA Test Market Size4 US$5.1 bn US Consumer DNA Test CircleDNA Revenue (US$ millions) 2020 2021 2019 23andMe took 4 years to sell 100k tests, which Prenetics achieved in less than 2 years 23andMe Market cap of $4.0bn2 2020A Rating on Trust Pilot3 23andMe 1.9 / 5.0 4.6 / 5.0 14 19 21 42 52 62 2020E 2021E 2022E 2023E 2024E 2025E Source: Frost & Sullivan. Trust Pilot Review. Notes: 1. Blue dotted line denotes management forecast; grey dotted line is extrapolation of 23andMe. 2. Market data as of November 17, 2021. 3. As of July 12, 2021. 4. Market size for DTC molecular testing services based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing. 10,000

# Prevention


COLOCLEAR
Stool Sample Collection Kit – ColoClear®
A Stool-based DNA test for
Early Colorectal Cancer Screening
Prenetics

## ColoClear

The Only Non-Invasive Colon Cancer Screening Test Approved by NMPA

**96%**

Sensitivity - Highly Accurate

**Cost Effective**

Comparing to Colonoscopy

**Successful Model**

Comparable to ColoGuard in the US

**$101bn+**

Addressable market[1]

## Launching in 1H 2022E

Source: Frost & Sullivan. Notes: 1. Global target addressable market for colorectal cancer screening based on projection for 2030, except for mainland China; target population is the age group of 40-74 years old.

66
Private and Confidential

Significant Whitespace in Asia Markets Presents Attractive Growth Opportunities 67 Colorectal Cancer Screening Market in US (2019) Colorectal Cancer Screening Market in HK & SEA (2019) Screened, 16.5% Unscreened, 83.5% Screened, 5.7% Unscreened, 94.3% 128.2M Addressable Population 16.5% Tested 5.7% Tested Key addressable market for (Market cap of $14.9+bn2) Key addressable market for 93.0M Addressable Population Revenue of ColoGuard for Exact Sciences1 (US$ mm) Projected Revenue of ColoClear for Prenetics (US$ mm) 10 27 50 98 2022E 2023E 2024E 2025E 39 99 266 454 810 2015A 2016A 2017A 2018A 2019A 60 160 300 600 104 244 572 1,680 934 Volume (’000) Volume (’000) Source: Frost & Sullivan. Notes: 1. Before Exact Science’s acquisition of Genomic Health in November 2019, ColoGuard is the only major revenue source for Exact Sciences. 2. Market data as of November 17, 2021.

# Strategic Technology Transfer from New Horizon to Launch ColoClear

Prenetics™ + 诺辉健康 NEW HORIZON HEALTH

(Listed on HKEX with market cap of **US$1.9bn**[1] and FY2020 revenue of US$10mm)

| Exclusive | 50:50 | 5+5 Years | Technology Transfer |
|---|---|---|---|
| **Exclusive** rights granted to sell & process ColoClear in Hong Kong, Macau, and the Philippines; plan to expand to Taiwan and other countries and regions of SE Asia | Under a profit sharing agreement, Prenetics and New Horizon **will equally share gross profits**[2] from sales of ColoClear | **5 years** of initial term renewable for another **5 years** by mutual consent | Completed technology transfer from New Horizon; **certified by New Horizon to perform ColoClear testing at its lab** |

**Establishment of Strategic Partnership with New Horizon Health to Commercialize ColoClear**

Source: Company Filings. Notes: USD/HKD FX rate of 7.78. 1. Market data as of November 17, 2021. 2. Gross profit = Gross Revenue – COGS for products sold – COGS for lab testing services – Sales & Marketing Expenses (including sales incentives and logistics costs).

68

Strategic Partnership with EC Healthcare to integrate all of Prenetics testing products as a service offering to EC Healthcare’s patients 69 Source: Company Filings. Notes: USD/HKD FX rate of 7.78. 1. Market data as of November 17, 2021. 2. Gross profit = Gross Revenue – COGS for products sold – COGS for lab testing services – Sales & Marketing Expenses (including sales incentives and logistics costs). Exclusive rights granted to market and sell Prenetics‘ testing products in Hong Kong and Macau Exclusive EC Healthcare is Hong Kong's largest non-hospital medical group Market Leader EC Healthcare and Prenetics to jointly develop necessary IT solutions to enhance the integration of health data resources and genomics data resources R&D Collaboration aims to enable preventive & precision medicine, drug discovery and health policy steering for governments Future of Medicine + (Listed on HKEX with market cap of US$1.8bn1 and FY2020 revenue of US$267mm)

Diagnostics 70 Source: Frost & Sullivan. Notes: 1. As October 31, 2021. 2. Based on projection for 2021; represents global market size; only consists of tests performed in independent clinical laboratories. Project Screen Covid-19 Testing $32bn+ Global Market Size2 11 Labs 7 Mobile / Airport Labs in HK & UK, and 4 Fixed Labs 6M+ Covid-19 Molecular Test Performed1 $51mm 2020A Covid-19 Testing Revenue 77% 2020A-2022E Revenue CAGR Blue Chip Clientele of Governments & Corporates Prenetics laboratory inside Hong Kong International Airport

# Prenetics Response To Covid-19

## Key Highlights

### HK Government

- **~4M tests** serviced for HK government
  - ✓ Community Testing
  - ✓ Quarantine Hotels
  - ✓ Hospital Authority
  - ✓ Department of Health
  - ✓ Food and Environmental Hygiene Department (FEHD)


Prenetics

### English Premier League

- Provides daily testing service for more than **3,000 players and club staffs** for English Premier League on a regular basis

Premier League



### Airport Testing to International & Local Airports

- Airport testing in Hong Kong and the United Kingdom, including **HKIA[1], Heathrow, Manchester, Stansted, London City, and East Midlands airports**
- Converted smoking lounge to an ISO-15189 **laboratory at the HKIA[1]**. Prenetics is the **only** Covid-19 testing provider with **operating lab in HKIA[1]**


Remove

## Extensive Partnerships Across Sectors

Prenetics + Virgin Atlantic

- Prenetics has become Virgin Atlantic's preferred at-home testing provider, with customers able to order a complete end-to-end travel testing bundle, tailored to their destination

**Travel** (2022E Revenue $89M)

Virgin Atlantic, Carnival Cruise Line, Cruise line operation of an entertainment company, Hong Kong International Airport, Heathrow Airport, London Luton Airport, London Stansted Airport, Manchester Airport, Gatwick Airport, London City Airport, East Midlands Airport

**Entertainment & Sports** (2022E Revenue $15M)

English Premier League, Professional Darts Corporation, England and Wales Cricket Board, British Academy Film Awards, Sky TV, Global Media & Entertainment Company, American Film & TV Studio

Note: 1. Hong Kong International Airport.

71

Significant Upside as Travel “Resumes” 72 Source: Frost & Sullivan. Notes: 1. 2020 financials based on management accounts – excludes airline & cruises revenue in EMEA as breakdown is not available. 2. Include entertainment & sports, community testing & screening, corporate B2B testing, etc. 3. Based on projection for 2021; represents global market size; only consists of tests performed in independent clinical laboratories. Covid-19 Testing Revenue Breakdown (US$ millions) 2020A¹ 2021E Travel Others² $51 $173 2% 98% 55% 45% 799 # of Tests (’000) 5,688 $32bn+ Global Market Size3 3.4x

# Diagnostics



Positive
Negative
In Progress
Ready
HealthPod

Detects Covid-19 with NAAT

**PCR-Quality Technology**

UNIVERSITY OF OXFORD

Future Assays:

- Influenza / Flu
- STDs

# Circle HealthPod

A Lab. In Your Pocket

**<30min**
Time to result

**98.4%[2]**
Concordance with the q-PCR test

**$849bn+**
Global Market Size[1]

**Mobile & Scalable**
No lab or specialist equipment

**Painless**
Pain-free nasal swab

**CE-IVD Marked**
Expect to receive US FDA EUA by 1H 2022

**Officially Launched in Hong Kong Nov 2021**

**Expected to be launched in the EU, the US, and Southeast Asia**

Source: Frost & Sullivan. Notes: 1. Represents global market size for medical device based on the projection for 2030. 2. According to trials done primarily by professors and scientists of University of Oxford.

73

Circle HealthPod Product Offering 74 Notes: USD/HKD FX rate of 7.78. Trial Set Starter Set Family Set Single-use Capsule Set Retail Price • 1 x Circle HealthPod • 1 Free Single-use Capsule • 1 x Circle HealthPod • 5 x Single-use Capsule + 1 Free • 2 x Circle HealthPod • 10 x Single-use Capsule + 2 Free • 5 x Nasabl Swabs • 5 x Molecular Capsules • 5 x Specimen Capsules HKD 990 HKD 810 USD 104 HKD 2,910 USD 374 HKD 1,649 USD 212 USD 127

Circle HealthPod B2B Stations 75 Circle HealthPod Dashboard PartnersApp Multiple Circle HealthPods

Use Case 76 • In-patient and out- patient on-site screening • Regular testing for healthcare workers & family • For hotel guests as a complimentary item for their stay or as a paid in-room service • Must-have for every homes to for a peace of mind • At-home testing • On the go testing (with portable charger) Hospitals & Clinics Hotels & Apartments Private Use NGO Community Screen Schools Sports & Entertainment • Rapid testing for schools • Regular testing for students and teachers • Easy and simple test for NGO’s • Regular testing for community members • Rapid at-home testing for attendees • Regular testing for players and staffs

# Circle HealthPod Marketing Strategy

## Celebrity Ambassadors



**Donnie Yen**
World-Renowned Filmmaker

**2.2M+**
social media followers



**Ian Chan**
Singer-Songwriter

**400k+**
social media followers



**Grace Chan**
Miss Hong Kong 2013

**704k+**
social media followers



**Cecilia Yeung**
High Jump Record Holder

**120k+**
social media followers

## ATL Marketing


A Lab. In Your Pocket.

TRAM



MTR



Billboard


CIRCLE HEALTHPOD

TVC



TAXI



BUS STATION

## Concept Stores



Circle K11 MUSEA


Circle

Circle Hysan Place

Notes: 1. Number of Instagram followers as of Nov 23, 2021.

77

Successful Commercialization Case Study: Cue Health 78 Source: Factset, Company Filings, Cue Health Company Website, Bloomberg, Reuters, CNBC. Notes: 1. Market data as of November 17, 2021. The Cue Health Monitoring System • The Cue Health Monitoring System is a fast, compact, highly portable testing platform with high performance and accuracy, utilizing molecular diagnostic technology • Cue Health's COVID-19 cartridge test is authorized by the US FDA for home use with no prescription in Mar 2021. The company filed for a US IPO on September 1, 2021 $1.6bn Market Cap1 $481mm Contract Granted from US Gov’t Go-to-Market Strategy: Key Partners & Target Clients Enterprise Healthcare Provider Direct-to-Consumer Public Sector Henry Schein Fortune 500 Companies Mayo Clinic Hospitals / Private Clinics E-commerce In-store US Department of Defense Government Agencies $202mm 1H 2021 Revenue

Diagnostics 79 Circle SnapShot Your annual health check at home 50+ Wide Range of Tests for Everyone Digital Health Platform Track your Health Progress Painless Blood collection at home Successful Model Comparable to Everlywell, Letsgetchecked $6bn+ Global Market Size1 Launching in 2022E Source: Frost & Sullivan. Notes: 1. Global market size for at-home health testing based on projection for 2030; does not include home testing kits which do not require lab tests; Covid-19 at-home test has not been considered.

# Successful Commercialization Case Study: Everlywell

## Innovative at-home Health Testing

- Everlywell's portfolio of 30+ at-home tests offer simple sample collection and physician-reviewed results and insights sent to your device in 5 to 7 business days
- In March 2021, Everlywell announced its acquisition of PWNHealth and Home Access Health Corp. in a cash and stock deal. The combined companies, re-branded as Everly Health, expects to support more than 20 million people annually in the US

**$2.9bn**

Valuation[1]

## Popular Everlywell Tests

**Food Sensitivity**

Measure body's immune systems' IgG antibody reactivity to 96 foods


Food Sensitivity Test

**Metabolism**

Measure free testosterone, cortisol and TSH levels


Metabolism Test

**Indoor & Outdoor Allergy**

Test for 40 common indoor and outdoor allergens


Indoor & Outdoor
Allergy Test

**Sexually Transmitted Disease**

Screens for 7 common sexually transmitted infections



**~$200mm**

2020 Revenue[1]

Source: Everlywell Company Website, Bloomberg. Notes: 1. Per Bloomberg news article, as of March 2021.

80

Diagnostics 81 Launching in 2023E Source: Frost & Sullivan. Notes: 1. Global market size for clinical molecular test service based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing. 20+ Wide range of tests for everyone Next Generation Sequencing Advanced Technology Successful Model Comparable to Invitae, Natera $59bn+ Global Market Size1 Circle Medical Genetic Testing for Physicians

Significant Growth Potential in Asia / Europe Markets Present Attractive Growth Opportunities 82 Source: Frost & Sullivan. Notes: 1. Billable volume for 2018 – 2019. Accessioned volume for 2017. 2. Market data as of November 17, 2021. 3. While its geographic scope is not limited to certain regions, it is expected to predominantly generate revenue in Hong Kong, SE Asia and Europe during the projection period. 68 148 217 2017A 2018A 2019A 4.6 10.6 Today (2021E) 2025E 4.6 9.2 2016A Today (2021E) Medical Molecular Testing Market in US (US$ bn) Medical Molecular Testing Market in HK / SEA / Europe (US$ bn) 2.0x 2.3x Revenue for Invitae (US$ mm) Projected Revenue of Circle Medical for Prenetics3 (US$ mm) 26 38 56 2023E 2024E 2025E 150 292 469 Volume 1 (’000) Volume (’000) Target market size for 100 150 225 (Market cap of $4.4bn2) US market size for

Personalized Care 83 Source: Frost & Sullivan. Notes: 1. Based on CircleDNA customer survey conducted in Feb 2020. 2. Represents global target addressable market for hair loss and erectile dysfunction and global market size for personalized nutrition based on projection for 2030. Circle One / F1x / Fem Testing into personalized care Recurring Revenue Subscription model 63% of CircleDNA customers want Circle One1 Data- based Personalized solution based on data analytics Cross Selling Leverage existing CircleDNA customer base $376bn+ Addressable market2 Launching in 2023E

Successful Commercialization Case Study: Roman 84 Source: Roman Company Website, Bloomberg, PR Newswire, Fortune. Notes: 1. Per Bloomberg, as of March 2021. Represents the post-money valuation of Ro, the operator of Roman. 2. Per Bloomberg, as of March 2021. Represents the lifetime fundraising of Ro, the operator of Roman. Roman – Digital Health Clinic for Men • Roman provides personalized solutions to men for the treatment of erectile dysfunction, hair loss, premature ejaculation, etc. • Roman’s daily vitamins and supplements are available in 4,600+ Walmart stores across the United States $5bn Valuation1 $876mm Lifetime Fundraising2 Key Partners Pharmaceuticals Retailers Healthcare Sports & Entertainments Pfizer Greenstone Walmart Ribbon Health Quest Diagnostics MLB

Closing Remarks 85

Prenetics Delivering Favorable Metrics vs. US Peers 5 Years Ago 86 Notes: USD/HKD FX rate of 7.78. 1. 2021-2025 financials based on management forecast. Exact Sciences, Invitae and Natera historical financials sourced from company filings. 2. Indicates primary product focus. 3. Please refer to Transaction Summary page for further details. 4. Market data as of December 31, 2016. 5. Market data as of November 17, 2021. US$ millions Revenue1 Operating Profit (Loss) 1 $1.3bn4 $14.9bn5 $0.25bn4 $4.4bn5 Multiple Product & Pipeline Single Product2: Colorectal Cancer Screening Single Product2: Medical Genetic Testing $1.25bn3 Enterprise Value Substantial revenue with robust product pipeline Efficient cost structure $0.6bn4 $9.7bn5 Dual Product2: NIPT & Carrier Screening Market Cap c. 11x c. 18x c. 16x 2016A 2017A 2018A 2019A 2020A 2016A 2017A 2018A 2019A 2020A 2016A 2017A 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E 205 272 307 429 640 99 266 454 876 1,491 25 68 148 217 280 217 211 258 302 391 13 1 (38) (26) 18 (169) (118) (157) (218) (489) (100) (121) (123) (244) (652) (96) (134) (115) (131) (216)

# Tremendous Value Potential for Prenetics to be Unlocked via Synergistic Acquisitions

| | Market Cap (2016)[1] | Synergistic & Technology-enabling Bolt-on Acquisition Opportunities | Market Cap (Now)[2] | |
|---|---|---|---|---|
| EXACT SCIENCES | $1.3bn+ | ~10 Acquisitions | $14.9bn+ | EXACT SCIENCES |
| INVITAE | $0.25bn+ | ~13 Acquisitions | $4.4bn+ | INVITAE |


Liquid Biopsy


Long-read Sequencing


Long Reads
Bioinformatics

Prenetics™ Enterprise Value $1.25bn[3] → Potential Upside from Synergistic Acquisitions

Notes: 1. Market data as of December 31, 2016. 2. Market data as of November 17, 2021. 3. Please refer to Transaction Summary page for further details.

Private and Confidential
87

88 Telehealth Global Laboratories Rapid POC / At-home Testing Prevention Diagnostics Personalized Care Bring Health Closer to People Integrated E-Pharmacy Programs Prenetics is Building the Future of Healthcare Private and Confidential

Appendix 89

4.1x 9.8x 11.5x 10.6x 6.9x 5.9x 11.9x 10.0x 7.4x 5.9x 5.4x 7.7x Prenetics New Horizon Health 23andMe Natera Exact Sciences Invitae Dr. Lal PathLabs Metropolis Healthcare LumiraDx Invitae Autobio Diagnostics Quidel Benchmarking Analysis 90 Source: Company disclosures, broker reports and FactSet as of November 17, 2021; 1.Prenetics’ EV/revenue multiples are based on illustrative enterprise value of $1.254bn. EV / CY2022E Revenue Multiples EV / CY2023E Revenue Multiples Prenetics Prevention / Personalized Care Diagnostics 4.6x 13.4x 13.1x 8.2x 7.8x 13.3x 11.5x 10.2x 7.8x 6.8x 6.0x Prenetics New Horizon Health 23andMe Natera Exact Sciences Invitae Dr. Lal PathLabs Metropolis Healthcare LumiraDx Invitae Autobio Diagnostics Quidel 1 1 24.0x CY2023E Average: 8.9x CY2023E Average: 8.1x CY2022E Average: 13.3x CY2022E Average: 9.3x

Select Precedent Transactions 91 Sources: Public filings, Dealogic and MergerMarket. Notes: 1. Excludes earnout; 2. Lemonaid’s EV is based on cash consideration of US$102m and share consideration of 23andMe’s 30,0278,958 Class A common stock as disclosed in 23andMe’s 10-Q for Q2 2021. The share consideration portion is calculated with 23andMe’s closing share price on date of announcement of the completion of acquisition (November 1, 2021); 3. EV / LTM EBITDA multiple less than 0.0x. EV/LTM Date Acquiror Target Public / Private EV1 (US$m) Sales (x) EBITDA (x) Nov-21 Public 453.92 –– Sep-21 Private 714.8 –– Aug-21 (85.5%) Private 7,100.0 –– Apr-21 Private 795.0 18.9 – Apr-21 Private 3,000.0 –– Apr-21 Public 1,624.3 3.9 22.3 Mar-21 Public 1,729.0 10.1 – Feb-21 Private 3,500.0 11.5 – Oct-20 Private 1,700.0 –– Oct-20 Private 410.0 –– Sep-20 Private 780.0 10.8 24.1 Sep-20 (80%) Private 309.6 –– Jun-20 Private 886.0 17.7 nm3 Mar-20 Private 95.0 –– Feb-20 Public 51.5 3.8 nm3 Jan-20 (Oncology) Private 37.0 3.7 – Mean 1,449.1 10.1 23.2 Median 787.5 10.5 23.2

# Near-term Development of Product Pipeline



2020 & earlier
2021
2022
2023
Diagnostics
Prevention
Personalized Care
Medical Community Recognition
Covid-19 Testing
New Product Extension
Circle HealthPod 2021
Existing: Covid-19
Pipeline: STD, Influenza
Circle Snapshot 2022
At Home Health Tests
Circle Medical 2023
Medical Genetic Testing
CircleDNA
Customer & Data Sets
New Product Extension
ColoClear 2022
Extend Consumer Journey / Lifetime Value ("LTV")
Circle One 2023
Circle F1x / Fem 2023
Personalized nutrition, hair & sexual health products
Lab Tests Required (same lab supporting multiple tests)
Existing products

92

Risks Relating to Prenetics’ Business 93 Risks Relating to Doing Business in Hong Kong 1. The business, financial condition and results of operations of Prenetics, and/or the value of PubCo's securities or PubCo’s ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to Prenetics. In that case, Prenetics may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice. 2. The PRC government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of PRC must conduct their business activities, but as Prenetics operates in Hong Kong and not mainland China, the PRC government currectly does not exert direct oversight and discretion over the manner in which Prenetics conducts its business activities. However, there is no guarantee that the PRC government will not seek to intervene or influence Prenetics’ operations at any time. If Prenetics were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in Prenetics’ operations, significantly limit or completely hinder PubCo’s ability to offer or continue to offer securities to investors and cause the value of PubCo’s securities to significantly decline or be worthless, which would materially affect the interests of the investors. 3. Implementation of the National Security Law in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed Chinese businesses may negatively impact Prenetics’ existing and future operations in Hong Kong. 4. PubCo’s securities may be delisted or prohibited from being traded “over-the-counter” under the Holding Foreign Companies Accountable Act if the PCAOB were unable to fully inspect or investigate Prenetics’ auditor. The delisting or the cessation of trading “over-the-counter” of PubCo’s securities, or the threat of their being delisted or prohibited, may materially and adversely affect the value and/or liquidity of your investment. Additionally, if the PCAOB were unable to conduct full inspections or investigations of Prenetics’ auditor, it would deprive PubCo’s investors of the benefits of such inspections or investigations. 5. Prenetics may be affected by the currency peg system in Hong Kong and other exchange rate fluctuations. 6. Increases in labor costs may adversely affect Prenetics’ business and results of operations. 7. Unfavorable economic and political conditions in Hong Kong and other parts of Asia could materially and adversely affect Prenetics’ business, financial condition, and results of operations. Key Risks Relating to Prenetics’s Business 1. A significant portion of Prenetics’ historical revenue was, and its near-term revenue will be generated, from its COVID-19 testing services, the demand for which may be substantially reduced with the production and widely administered use of an efficacious vaccine or treatment for COVID-19, and failure of Prenetics to derive significant revenue from other products and services and expand its overall customer base would harm its business and results of operation. 2. The diagnostic testing market, particularly with respect to COVID-19 testing, is highly competitive, and many of Prenetics’ competitors are larger, better established and have greater financial and other resources 3. The consumer genetic testing market is highly competitive, and many of Prenetics’ competitors are more established and have stronger marketing capabilities and greater financial resources, which presents a continuous threat to the success of its consumer genetic testing business. 4. Prenetics’ near-term success is highly dependent on the successful launch of Circle HealthPod and the continued commercialization of its COVID-19 testing services in its target geographies. If Prenetics’ existing or new products are unable to attain market acceptance or be successfully commercialized in all or any of these jurisdictions, its business and future prospects could be materially and adversely affected. 5. Prenetics relies substantially on third-party contract manufacturers for the manufacturing, quality-testing, assembly and shipping of its COVID-19 test kit, Circle HealthPod and other products. Any termination of significant rights under the existing arrangements would disrupt Prenetics’ ability to sell and distribute its COVID-19 test kit, Circle HealthPod and other products until and unless it finds new contract manufacturers, which would materially and adversely affect its business. 6. Prenetics has a number of pipeline products that are currently in the R&D phase, including Circle Medical, Circle SnapShot, future assays of Circle HealthPod, Circle One and F1x and Fem, and may not be successful in its efforts to develop any of these or other products into marketable products. Any failure to develop these or other products or any delay in the development could adversely affect its business and future prospects. 7. Clinical trials, and verification and validation studies necessary to support a future product submission with regulatory authorities will be expensive and may require the enrollment of large numbers of subjects or the availability of a large number of test samples, and suitable subjects or samples may be difficult to identify and recruit or obtain. Delays or failures in Prenetics’ clinical trials will prevent it from commercializing any modified or new products and will adversely affect its business, operating results and prospects. 8. If the third parties engaged by Prenetics to conduct clinical trials fail to render their services as contractually required or expected, Prenetics may not be able to obtain regulatory approval for or commercialize its products. 9. If Prenetics is not successful in leveraging its platform and technology to discover, develop and commercialize additional products, its ability to expand its business and achieve its strategic objectives would be impaired. 10. If Prenetics’ products and services do not deliver reliable results as expected, its reputation, business and operating results will be adversely affected.

Risks Relating to Prenetics’ Business (Cont’d) 94 Other Risks Relating to Prenetics’s Business 1. Prenetics has incurred net losses since its inception, and it anticipates that it will continue to incur losses for the foreseeable future, which could harm its future business prospects. 2. Prenetics is an early-stage company and has a limited operating history, and its near-term business strategy and in-house R&D efforts are centered around new and rapidly developing markets including point-of-care testing (POCT) for infectious diseases diagnosis, which may make it difficult to evaluate its current business and predict its future performance. 3. Prenetics has a limited history introducing new products and services to its customers. The future prospects of its business may be harmed if Prenetics’ efforts to attract new customers and engage existing customers by introducing new products, including Circle HealthPod, are unsuccessful. 4. Prenetics may not be able to achieve or maintain satisfactory pricing and margins, and its pricing strategies may not meet customers’ price expectations, which could adversely affect its revenues and results of operations. Prenetics has increased, and expects to further expand, the size of its organization, and it may experience difficulties in managing its growth. If Prenetics is unable to manage the anticipated growth of its business, its future revenue and operating results may be harmed. 5. Prenetics has increased, and expects to further expand, the size of its organization, and it may experience difficulties in managing its growth. If Prenetics is unable to manage the anticipated growth of its business, its future revenue and operating results may be harmed. 6. The initial use of Prenetics’ test kits requires users to follow instructions, and not adhering to instructions may lead to false results and inaccurate outcomes, which could harm the user experience and customer perception of Prenetics’ products. 7. Some of Prenetics’ marketing initiatives, including celebrity and key opinion leader endorsement and use of social media, may adversely affect Prenetics’ reputation. Prenetics relies substantially on its research collaboration with Oxford for development and commercialization of its POCT infectious disease testing products. If Oxford is unable to achieve projected development milestones or produce any meaningful research results, or experiences delays in doing so, Prenetics may not be able to capitalize on its investment in the collaboration projects and its business and reputation may be adversely affected. 8. Prenetics relies substantially on its research collaboration with Oxford for development and commercialization of its POCT infectious disease testing products. If Oxford is unable to achieve projected development milestones or produce any meaningful research results, or experiences delays in doing so, Prenetics may not be able to capitalize on its investment in the collaboration projects and its business and reputation may be adversely affected. 9. Prenetics relies on a limited number of suppliers for Circle HealthPod components, COVID-19 test kit materials and laboratory testing services for COVID-19 test kit and CircleDNA, and may not be able to find replacements or immediately transition to alternative suppliers, which could adversely affect its ability to meet customer demand. 10. The operating results of Prenetics may fluctuate significantly, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations. 11. Prenetics’ business significantly depends upon the strength of Prenetics’ brands, including Prenetics, CircleDNA and Circle HealthPod, and any harm to Prenetics’ brands or reputation may materially and adversely affect its business and results of operations. 12. If Prenetics cannot provide quality technical and customer and user support, it could lose customers, and its business and prospects may be adversely affected. 13. If Prenetics is unable to successfully expand its sales and marketing infrastructure to match its growth, its business may be adversely affected. 14. Prenetics is highly dependent on its senior management team and key advisors and personnel, and its business and operating results could be harmed if it is unable to retain senior management and key personnel and to attract and retain qualified personnel necessary for its business. 15. The sizes of the markets and forecasts of market growth for the demand of Prenetics’ current and pipeline products and services are based on a number of complex assumptions and estimates that are subject to change, and may be inaccurate. 16. Prenetics may need to raise additional funds to develop its platform, commercialize new products or expand its operations, and it may be unable to raise capital when needed or on acceptable terms. 17. Prenetics plans to enter new business areas, such as clinical genetic testing and personalized care, where Prenetics does not have any experience or has minimal experience. Prenetics would likely face competition from entities more familiar with those businesses, and Prenetics’ efforts may not succeed. 18. Prenetics may engage in acquisitions, investments or strategic alliances in the future, which could require significant management attention and resources, may not achieve their intended results and could adversely affect its business, financial condition and results of operations. 19. Prenetics may incur debt or assume contingent or other liabilities or dilute Prenetics’ shareholders in connection with acquisitions or strategic alliances. 20. If PubCo fails to implement and maintain an effective system of internal controls in the future, PubCo may be unable to accurately report its financial condition or results of operations, which may adversely affect investor confidence in Prenetics and, as a result, the market price of PubCo Ordinary Shares and PubCo Warrants. 21. U.K.’s withdrawal from the European Union could have an adverse impact on Prenetics’ business. 22. If Prenetics, its suppliers or its contract manufacturers experience any significant business disruptions, Prenetics’ operations and financial condition could be seriously harmed. 23. Prenetics depends on the information systems of its own and those of third parties for the effective service on Prenetics’ website, mobile applications, or in Prenetics’ computer or logistics systems, and the overall effective and efficient functioning of its business. Failure to maintain or protect Prenetics’ information systems and data integrity effectively could harm Prenetics’ business, financial condition and results of operations. 24. The COVID-19 pandemic could materially and adversely affect Prenetics’ business and results of operations.

Risks Relating to Prenetics’ Business (Cont’d) 95 Risks Relating to Government Regulation 1. Prenetics’ business collects and processes a large amount of data including personal information, and Prenetics will face legal, reputational, and financial risks if Prenetics fails to protect its customers’ data from security breaches or cyberattacks. Prenetics is also subject to various laws and regulations relating to privacy or the protection or transfer of data relating to individuals, and any change in such laws and regulations or any failure by Prenetics to comply with such laws and regulations could adversely affect Prenetics’ business. 2. Prenetics’ products and services are and will continue to be subject to extensive regulation, compliance of which could be costly and time-consuming or may cause unanticipated delays or prevent the receipt of the required approvals to offer Prenetics’ products and services. 3. Prenetics’ testing products are subject to various regulatory guidelines, and any identified deficiencies or quality issues in the components of the test kits and testing devices could result in product recalls and could harm its reputation, business and financial results. 4. Prenetics plans to expand its business and operations internationally to various jurisdictions in which it does not currently operate and where Prenetics has limited operating experience, all of which exposes Prenetics to business, regulatory, political, operational and financial risk. Risks Relating to Intellectual Property and Legal Proceedings 1. Prenetics may be subject to legal proceedings and litigation, which are costly to defend, and adverse publicity about any investigation, litigation, regulatory or legal action against Prenetics or its senior management could harm its reputation and business. 2. Prenetics’ patent and other intellectual property protection may not be sufficient, and if Prenetics is unable to obtain, maintain and protect its intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of its technology, its business could be harmed. 3. Prenetics depends, and may depend in the future, on intellectual property licensed from third parties for development and commercialization of certain products, and the termination of the licenses or other agreements permitting Prenetics to use such intellectual property or failure of such third parties to maintain or protect such intellectual property could result in the loss of significant rights by Prenetics, which would harm its business. 4. Prenetics could be sued for products liability, which could result in substantial liabilities that exceed its resources. 5. Prenetics may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that Prenetics’ employees have wrongfully used or disclosed alleged trade secrets of their former employers. 6. The diagnostic testing industry is characterized by intellectual property litigation and in the future Prenetics may be involved in patent litigation or other intellectual property infringement claims or administrative proceedings with respect to intellectual property that could be costly, result in the diversion of management’s time and efforts, and may disrupt its business and operations. 7. Patent terms may be inadequate to protect Prenetics’ competitive position on its products and services for an adequate amount of time. 8. Prenetics uses open source software, which may pose particular risks to its proprietary software and source code. Prenetics may face claims from open source licensors claiming ownership of, or demanding the release of, the intellectual property that it developed using or derived from such open source software. 9. Prenetics relies substantially on its trademarks and trade names. If its trademarks and trade names are not adequately protected, then Prenetics may not be able to build name recognition in its markets of interest and its business may be harmed.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan Acquisition Corp. (“Artisan”) and Prenetics Group Limited (“Prenetics”) and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined entity (“PubCo”) following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which has been filed by PubCo with the U.S. Securities and Exchange Commission (the “SEC”) and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 that has been filed by PubCo to the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the Registration Statement. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.